UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000

Copy to:

Edwin J. Lukas

CenTra, Inc.

12225 Stephens Road

WARREN, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required MATTHEW T. MOROUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF	7.	SOLE VOTING POWER 812,284*
SHARES BENEFICIALLY OWNED	8.	SHARED VOTING POWER 3,092,000**
BY EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 812,284*
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,284
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%
14.	TYPE OF REPORTING PERSON IN

*	Consists of (i) 804,284 shares of the Issuer’s Common Stock owned directly by Matthew T. Moroun and (ii) 8,000 shares of the Issuer’s Common Stock issuable to Mr. Moroun upon exercise of stock options granted to Mr. Moroun by the Issuer.

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required HAL M. BRIAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8.	SHARED VOTING POWER 3,092,000**
BY EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14.	TYPE OF REPORTING PERSON IN

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

This Amendment No. 8 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 20, 2009, Amendment No. 5 filed on January 28, 2014, Amendment No. 6 filed on January 29, 2015, and Amendment No. 7 filed on May 2, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

On March 31, 2017, Mr. Moroun received 614 shares of Common Stock from the Issuer as part of the Issuer’s annual retainer for non-employee directors. On February 10, 2017, Mr. Moroun purchased 2,000 shares of Common Stock from the Issuer upon exercise of outstanding stock options, using personal funds. These stock options were included in Mr. Moroun’s beneficial ownership as previously reported in the Schedule 13D. Therefore, the increase in the percentage of Common Stock beneficially owned by Matthew T. Moroun since the filing of Amendment No. 7 to this Schedule 13D is due to Mr. Moroun’s receipt of shares of Common Stock as part of his annual retainer as a non-employee director of the Issuer and to a decrease in the Issuer’s total outstanding shares of Common Stock. The increase in the percentage of Common Stock beneficially owned by Hal M. Briand since the filing of Amendment No. 7 to this Schedule 13D is due solely to the decrease in the Issuer’s total outstanding shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

With respect to the shares of Common Stock acquired by Mr. Moroun since the filing of Amendment No. 7 to this Schedule 13D, a purchase of 2,000 shares of Common Stock by exercising stock options was effectuated for investment purposes, using personal funds, and 614 shares of Common Stock were awarded to Mr. Moroun as part of an annual retainer for non-employee directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Mr. Moroun beneficially owns an aggregate of 3,904,284 shares, or 60.9%, of the outstanding Common Stock, including currently exercisable stock options to purchase 8,000 shares of Common Stock. Of the 3,904,284 shares beneficially owned by Mr. Moroun, 812,284 shares are owned directly by Mr. Moroun, 8,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable stock options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Briand, a co-trustee. Mr. Briand beneficially owns an aggregate of 3,092,000 shares, or 48.3%, of the outstanding Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Briand, together with Mr. Moroun, is a co-trustee. The percentage of the outstanding shares of Common Stock owned by each Reporting Person is based on 6,400,803 shares of Common Stock outstanding, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 21, 2017, plus, in the case of Mr. Moroun, 8,000 shares issuable upon the exercise of Mr. Moroun’s outstanding stock options.

(b)	Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 812,284 shares of Common Stock, which includes currently exercisable stock options to purchase 8,000 shares of Common Stock. Mr. Moroun and Mr. Briand share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

(c)	Except for the transactions described in Item 3 of this Amendment No. 8, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand (incorporated by reference to Exhibit 1.1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on March 6, 2009 (file number 005-39193))

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

MATTHEW T. MOROUN

By: /s/ Matthew T. Moroun

Name: Matthew T. Moroun

HAL M. BRIAND

By: /s/ Hal M. Briand

Name: Hal M. Briand

EXHIBIT INDEX

Exhibit No.	Description
1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand (incorporated by reference to Exhibit 1.1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on March 6, 2009 (file number 005-39193))

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